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June 6, 2012	Atlanta Miami Orlando St. Petersburg Tallahassee Tampa West Palm Beach VIA EDGAR AND FEDERAL EXPRESS

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Trunity Holdings, Inc. (the “Company”)
Current Report on Form 8-K
Filed January 31, 2012
File No. 0-53601

Dear Mr. Spirgel:

The following sets forth the comments made in your letter dated May 16, 2012, and the Company’s response to the comments. The Company will file an amended Form 8-K via EDGAR today.

General

1.	Since you appear to qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your Current Report on Form 8-K that you are an emerging growth company and revise your Current Report on Form 8-K to:

•	Describe how and when a company may lose emerging growth company status;

•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section107(b), include a statement that the election is irrevocable; or

Larry Spirgel

Securities and Exchange Commission

Division of Corporation Finance

June 6, 2012

o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

The Company will provide the requested disclosure, including statement of its opt out election under Section 107(b) of the JOBS Act, in the amended Form 8-K.

* * * *

The Company acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We trust that the foregoing is responsive to the Staff’s comments.

Should you have any additional questions or comments, please do not hesitate to contact me at (305) 530-4026. Thank you for your assistance.

Sincerely,

/s/ Robert B. Macaulay
Robert B. Macaulay

cc:	Terry Anderton